SECURITIES AND EXCHANGE COMMISSION,

                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

              -----------------------------------------------------

             FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
                       (Name of Subject Company (Issuer))

              -----------------------------------------------------

                               FUR INVESTORS, LLC
                        (Names of Filing Persons-Offeror)

              -----------------------------------------------------

         Common Shares of Beneficial Interest, par value $1.00 per share
                         (Title of Class of Securities)

              -----------------------------------------------------

                                    337400105
                      (CUSIP Number of Class of Securities)

              -----------------------------------------------------

                              Mr. Michael L. Ashner
                               FUR Investors, LLC
                             100 Jericho Quadrangle
                                    Suite 214
                             Jericho, New York 11753
                                 (516) 422-0023
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                              Mark I. Fisher, Esq.
                          Katten Muchin Zavis Rosenman
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8877

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
    Transaction
Valuation* $11,500,000                               Amount of Filing Fee $2,300
--------------------------------------------------------------------------------

* For the purposes of calculating amount of filing fee only. This amount assumes the purchase of 5,000,000 common shares of beneficial interest of First Union Real Estate Equity and Mortgage Investments at a purchase price of $2.30 per share.

|X|   Check the box if any part of the fee is offset as provided by Rule 0- 11
      (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $2,300                Filing Party: FUR Investors, LLC
Form or Registration No.: Schedule TO           Date Filed:   December 1, 2003

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|   third-party tender offer subject to Rule 14d-1.
      |_|   issuer tender offer subject to Rule 13e-4.
      |_|   going-private transaction subject to Rule 13e-3.
      |_|   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

      This Amendment No. 2 amends the Tender Offer Statement on Schedule TO filed on December 1, 2003 as amended by Amendment No. 1 filed on December 10, 2003 by FUR Investors, LLC, a Delaware limited liability company (the "Purchaser") relating to an offer by the Purchaser to purchase common shares of beneficial interest, par value $1.00 per share of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 1, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below.

Item 11. Additional Information

            Item 11 is hereby supplemented as follows:

            Paragraph (d) of the Section of the Offer to Purchase entitled "Section 13 - Conditions of the Offer" is hereby amended and restated to read as follows:

            "(d) any representation or warranty of the Company in the Stock Purchase Agreement shall not be true and correct as if such representation or warranty was made as of such time on or after the date of the Stock Purchase Agreement, except as would not have a Material Adverse Effect (as defined in Section 1.1 of the Stock Purchase Agreement, which is attached as Exhibit 10.1 to the Company's current report on Form 8-K filed with the Securities and Exchange Commission on December 1, 2003 and is incorporated by reference to Exhibit (d)(1) of the Purchaser's tender offer statement on Schedule TO filed on December 1, 2003) or prevent or materially delay consummation of the Transactions (as defined in the Stock Purchase Agreement), or otherwise prevent the Company from performing its obligations under the Stock Purchase Agreement;"


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

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  FUR Investors, LLC


                                                  By: /s/ Michael L. Ashner
                                                      --------------------------
                                                  Name:  Michael L. Ashner
                                                  Title: Manager

                                                  December 12, 2003
                                                  -----------------
                                                  Date


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